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DIRECT DIAL 852-3740 4700 DIRECT FAX 852-3740 4727 PARTNERS JOHN ADEBIYI ¿ CHRISTOPHER W. BETTS EDWARD H.P. LAM ¿* G.S. PAUL MITCHARD QC ¿ CLIVE W. ROUGH ¿ JONATHAN B. STONE * ALEC P. TRACY *		AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT

¿ (ALSO ADMITTED IN  ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

April 29, 2014	LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Christine Davis, Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cheetah Mobile Inc.

(formerly known as Kingsoft Internet Software Holdings Limited)

CIK No. 0001597835

Response to the Staff’s Oral Comments of April 25, 2014

Dear Ms. Jacobs, Ms. Woo, Ms. Davis and Ms. Pyles:

On behalf of our client, Cheetah Mobile Inc. (formerly known as Kingsoft Internet Software Holdings Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the Staff’s oral comments of April 25, 2014. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Company’s registration statement on Form F-1, as amended (the “Registration Statement”).

U.S. Securities and Exchange Commission

April 29, 2014

1.	When did the Company first initiate discussions with underwriters?

The Company respectfully advises the Staff that the initial discussion with underwriters regarding a potential IPO in 2014 occurred in December 2013. The Company began discussions regarding valuation with the underwriters in connection with the testing-the-waters process, which began on April 8, 2014.

2.	Did the underwriters inform the Company of the valuations methods they used?

The Company advises the Staff that underwriters informed the Company of the methods they used to value the Company during the IPO price range discussion that took place in Hong Kong on April 25, 2014.

The Company further advises the Staff that, prior to that point, the underwriters were very reluctant to provide the Company with the exact valuation method or the valuation range due to the volatility in the U.S. stock markets during the first quarter of 2014. When the Company previously pressed the underwriters for the valuation methods that they would use to value the Company for the IPO, the underwriters only indicated that they would triangulate the Company’s equity value using a variety of valuation methods, including the DCF model, market multiple analyses (forward P/E, PEG, EV/EBITDA, EV/sales, etc.), value per MAU and sum-of-the-parts analysis (valuing the PC-based business and the “option” value of the mobile business separately).

3.	What approach did the underwriters use to determine the company’s enterprise value and IPO price? If they used the market approach, what comparable companies did they use?

The Company advises the Staff that it learned on April 25, 2014 that the underwriters primarily used the market multiple approach to determine the Company’s enterprise value and IPO price range. The underwriters primarily relied on the P/E multiple approach based on the estimated 2015 non-GAAP net income with a 25% discount applied. They also counter-checked the results of the P/E multiple approach with the EBITDA multiple approach based on the estimated 2015 adjusted EBITDA.

The Company further advises the Staff that the underwriters informed the Company that six Chinese internet companies were used in their market approach as described above: Qihoo 360 Technology Co. Ltd.( NYSE:QIHU), Tencent Holdings Ltd. (HKG:0700), Baidu Inc. (NASDAQ:BIDU), YY Inc. (NASDAQ:YY), Sungy Mobile Ltd. (NASDAQ:GOMO) and Kingsoft Corporation Limited, the Company’s Hong Kong listed parent company (HKG:3888).

U.S. Securities and Exchange Commission

April 29, 2014

4.	How do these comparables compare to those used in the Company’s market approach (which was used to corroborate the income approach at each valuation date)?

The Company advises the Staff that it used seven Chinese internet companies in its market approach (which was used to counter-check the results of the income approach at each of the valuation date): Qihoo 360 (NYSE:QIHU), Baidu (NASDAQ:BIDU), Tencent (HKG:0700), Sohu.com Inc. (NASDAQ:SOHU), SINA Corp. (NASDAQ:SINA), NQ Mobile Inc. (NYSE:NQ) and Kingsoft Corporation Limited, the Company’s Hong Kong listed parent company (HKG:3888).

Accordingly, Qihoo 360, Baidu, Tencent and Kingsoft Corporation Limited were common comparables used in both the underwriters’ and the Company’s market approach. Two companies, YY and Sungy Mobile, were not used in the Company’s comparables. The Company notes that Sungy Mobile was listed at the end of November 2013 and has had limited analyst coverage and very volatile trading and that the Company does not believe it to be an appropriate comparable for use in the January valuation analysis.

5.	When the market approach was used to corroborate the income approach in January and March, were the market approach results in line with the income approach results in those periods? Did the market approach results in January and March show the same significant increases in fair value that the income approach did between January and March?

The Company advises the Staff that it used the income approach in its valuation analyses and counter-checked the results with the results of the market approach (EV/non-GAAP EBIT multiples based on 2014 estimates).

In the January valuation, the average and the median of the comparables were 29x and 32x, respectively. The implied EV/non-GAAP EBIT multiple (using the enterprise value derived from the income approach) was higher than both the mean and the median EV/non-GAAP EBIT multiples of the comparables, but less than the upper bound of the multiple range of the comparables.

In the March valuation, the average and the median of the comparables were 39x and 43x, respectively. The implied EV/non-GAAP EBIT multiple (using the enterprise value derived from the income approach) was again higher than both the mean and the median EV/non-GAAP EBIT multiples of the comparables, but less than the upper bound of the multiple range of the comparables.

U.S. Securities and Exchange Commission

April 29, 2014

The results of the two market approach analyses (January and March) suggested that there was a roughly 34% increase in the market multiples, implying that the Company’s forecast, increase in liquidity of the Company’s shares and decrease of the discount rate as the Company approached its IPO accounted for the balance of the valuation increase (roughly 61%).

6.	Please provide additional details of the events that triggered the significant increase between January and March 2014.

The Company respectfully informs the Staff of the following details of events that contributed to the changes between the Company’s January Forecast and March Forecast:

a)	Mobile: Mobile revenue increased 2,414% y/y 1Q14 (up from 1,055% y/y in 4Q13), reaching RMB53 million in 1Q14.

The Company’s mobile operation has a relatively short history. Its mobile MAUs did not reach a critical mass until its flagship mobile product, Clean Master, achieved significant popularity in the second half of 2013. The Company has limited experience monetizing its mobile user base as it mainly focused on user acquisition in 2013. In addition, the Company only launched its mobile game business using joint operating arrangements in the May 2013, followed by its first exclusive publishing arrangement in June 2013. The Company earned insignificant revenues from its mobile game business until the launch of its exclusively licensed mobile game, Love Chinese Odyssey, in late November/early December 2013 (beta testing launch in late November and commercial launch with promotional activity in December 2013).

•	The Company added 56 million mobile monthly active users in the first quarter of 2014, an acceleration of its growth in the fourth quarter of 2013. The Company notes that the mobile internet industry is relatively new worldwide. There are fewer than 10 mobile applications with more than 200 million installations worldwide. While the Company previously forecast that its user base would exceed 200 million in 2014, the pace of the Company’s mobile user increase exceeded the Company’s expectations significantly.

•	The Company launched CM Security, a new mobile security application, on January 6, 2014. There were 26 million downloads and 23 million active users at the end of March 2014. The launch of CM Security was significant in two ways: (1) it was the first time the Company promoted an application primarily through the in-app features of its Clean Master mobile app, a successful proof of concept that Clean Master can very effectively promote mobile applications or games overseas, and hence an important milestone in the potential monetization of overseas user traffic through application and game distribution and (2) the reception of CM Security was better than expected—it was the most downloaded mobile security application on Google Play worldwide in March 2014.

U.S. Securities and Exchange Commission

April 29, 2014

•	The Company’s mobile game operation achieved a key breakthrough. The Company launched its mobile game operation in the second quarter of 2013, but only started to generate significant revenues from its exclusively licensed mobile game, Love Chinese Odyssey, in late November/early December. After ascending the learning curve involved in launching the first and the second exclusively licensed mobile games, the Company’s mobile game operation moved from a proof of concept to an early stage of real business operation. The Company learned to promote its games through its mobile application, Battery Doctor, in China on the iOS platform, during the first week of game launch, helping Love Chinese Odyssey to reach the top-10 game list (the top-10 list is the best and most effective advertising to attract new users as mobile users rely heavily on the top-10 list to discover games and applications). In total the Company launched three exclusively licensed mobile games in China in the first quarters of 2014.

In addition, the Company also launched its first exclusively licensed game in Taiwan, its first mobile game outside of China in March 2013. The pace of new game launch and the launch of game overseas were significantly ahead of the Company’s initial plan in January 2014.

Exclusively Licensed Mobile Game Launches:

	Game title	Launch Date	Market
1	(Love Chinese Odyssey)	Nov-13	PRC
2	(Pocket Ninja)	Jan-14	PRC
3	(NiKKi UP 2U)	Feb-14	PRC
4	(The Little Fairy)	Mar-14	PRC
5	(Kick the Gods Every Day)	Mar-14	Taiwan

•	The Company acquired a 20% equity interest in Kingsoft Japan Inc. on March 18 which should help it to monetize its user base in Japan.

b)	PC: PC revenue increased 95% y/y in 1Q14, stabilizing after seeing growth moderated from 252% y/y in 1Q13, 186% y/y in 2Q13, 139% y/y in 3Q13 and 100% y/y in 4Q13.

U.S. Securities and Exchange Commission

April 29, 2014

•	The Company’s technical and marketing team achieved a technical breakthrough in February 2014, which resolved a bottleneck issue in the user traffic growth of its Duba.com website (its main PC online marketing services revenue generating source accounting for more than 75% of PC online marketing revenues). The technical and marketing breakthrough allowed the Company’s Duba Anti-Virus application, MyDrivers application and Kingsoft Guard applications to channel user traffic directly to the Duba.com website, where the Company generates online marketing revenue through search traffic referral and e-commerce and other advertising links. As a result of this breakthrough, Duba.com monthly active users increased 17% month over month in February 2014, and average its daily active users exceeded 14.5 million. Previously, Duba.com’s daily active users remained bound between 13 million and 14 million throughout 2013 and January 2014.

•	The Company started the discussion with Kingsoft Corporation to promote Duba.com on its WPS Office products. WPS Office has approximately 116 million monthly active users in China’s PC market in February 2014, according to iResearch. An agreement was reached in early April 2014 and has the potential to significantly increase Duba.com’s penetration in China.

•	The Company also added a new function to Cheetah Browser, Web-game Guard, in February 2014 and added a new in-app function to its Duba Anti-Virus application, directly linking to the Company’s web-game site, in March 2014,. Both of these new applications and features are expected to increase conversion of PC users into web-game playing users.

•	The Company also signed an agreement to acquire the Jiangduoduo business, which is an online lottery re-selling website, allowing the Company to further monetize its user traffic in addition to online advertising and online games.

7.	Please provide the dates when the Company engaged the independent third-party to perform the January valuation and the March valuation:

The Company advises the Staff that it signed an engagement agreement with American Appraisal, a third-party independent valuation consultancy, on January 24, 2014 to perform an analysis of fair values of its restricted share units as of January 1 and January 2, 2014. The Company again engaged American Appraisal on March 22, 2014 to perform an analysis of fair values of its restricted share units as of March 21, 2014.

U.S. Securities and Exchange Commission

April 29, 2014

Both formal valuation reports were issued on March 26, 2014, and provided support for the Company’s third confidential filing of its draft Registration Statement with the Commission on March 26, 2014.

8.	Please perform a valuation analysis of the fair value Company’s stock on January 2, 2014 and March 21, 2014 (when the Company’s stock based compensation grants were granted), retroactively, using the market multiple approach used by the underwriters.

The Company respectfully advises the Staff that on April 25, 2014, the underwriters set the Company’s IPO price range of $1.25-$1.45 per share ($12.50-$14.50 per ADS). The mid-point of the price range was determined using the average P/E multiple (21x) of the comparables, with a 25% discount applied, as follows:

Inputs:

a)	Estimated 2015 non-GAAP net income: $120 million

b)	Average P/E multiple of the comparables: 21x (based on the closing prices, April 24, of Qihoo, Baidu, Tencent, YY, Sungy and Kingsoft Corp.)

c)	Estimated IPO proceeds: $212 million

d)	Discount rate: 25%

e)	Share outstanding: 1,278 million shares

Mid-point of price range per share:

((($120,000,000 * 21) – $212,000,000)*(1-0.25))/1,278,000,000 = $1.35 per share (pre-money basis)

The Company performed a retroactive valuation analysis using the market multiple analysis that the underwriters used:

March 21, 2014 stock based compensation grants:

Inputs:

a)	Estimated 2015 non-GAAP net income: $120 million

b)	Average P/E multiple of the comparables: 24.2x

c)	Discount rate: 30%

d)	Share outstanding: 1,271 million shares

Implied value per share = $1.595 per share

U.S. Securities and Exchange Commission

April 29, 2014

January 1 and January 2, 2014 stock based compensation grants:

Inputs:

a)	Estimated 2015 non-GAAP net income: $75 million

b)	Average P/E multiple of the comparables: 21.6x

c)	Discount rate: 40%

d)	Share outstanding: 1,225 million shares

Implied value per share = $0.790 per share

9.	Please quantify the difference in total compensation expense calculated using the Company’s income approach and that calculated using the market comparable approach used by the underwriters.

The Company respectfully advises the Staff that the comparison of the stock value between the Company’s income approach to market multiple approach used by the underwriters is as follows:

January:

The Company’s income approach: $0.632 per share

The market multiple approach that the underwriter used: $0.790 per share

March:

The Company’s income approach: $1.356 per share

The market multiple approach that the underwriter used: $1.595 per share

The mid-point of the IPO price range ($1.25-$1.45): $1.35 per share

Based on this preliminary analysis, the Company estimates that the maximum difference in total stock compensation expense for its January grants (4.15 million restricted shares and 14.30 million restricted shares with an option feature) calculated using its income approach and that calculated using the market comparable approach used by the underwriters is approximately $2.915 million over the vesting period ranging from 4 to 5 years and $0.3 million in 1Q14.

*        *        *

U.S. Securities and Exchange Commission

April 29, 2014

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at Ernst & Young Hua Ming LLP, King Li, by telephone at +86-10-5815-2099, or by email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Jun Lei, Chairman, Cheetah Mobile Inc.

Sheng Fu, Chief Executive Officer, Cheetah Mobile Inc.

Andy Yeung, Chief Financial Officer, Cheetah Mobile Inc.

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP